Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bryn Mawr Bank Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Bryn Mawr Bank Corporation of our report dated June 28, 2011, with respect to the statements of net assets available for benefits of the Bryn Mawr Bank Corporation 401(K) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Bryn Mawr Bank Corporation 401(K) Plan.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants
West Chester, Pennsylvania
June 28, 2011